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     As Filed With The Securities and Exchange Commission On October 4, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              OSHKOSH B'GOSH, INC.
                                (Name of Issuer)

                              OSHKOSH B'GOSH, INC.
                      (Name of Person(s) Filing Statement)


    CLASS A COMMON STOCK                               CLASS B COMMON STOCK
(Title of Class of Securities)                    (TITLE OF CLASS OF SECURITIES)


            688222 206                                    688222 306
(CUSIP NUMBER OF CLASS OF SECURITIES)      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               DAVID L. OMACHINSKI
              VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                              OSHKOSH B'GOSH, INC.
                                112 OTTER AVENUE
                            OSHKOSH, WISCONSIN 54901
                                 (920) 231-8800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                                 ---------------

                                 With a Copy to:
                             STEVEN R. DUBACK, ESQ.
                                 QUARLES & BRADY
                            411 EAST WISCONSIN AVENUE
                         MILWAUKEE, WISCONSIN 53202-4497

                                 OCTOBER 4, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                 ---------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $96,600,000                                                 $19,320.00
--------------------------------------------------------------------------------
* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 4,600,000 shares at $21.00 per share.

[  ]     Check box if any part of the fee is offset as provided by Rule 0-11(A)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filings: NOT APPLICABLE


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ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is OshKosh B'Gosh, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 112 Otter Avenue, Oshkosh, Wisconsin, 54901.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 4,500,000 shares (or such lesser number of shares as are properly tendered) of its Class A Common Stock, par value $.01 per share ("Class A Shares") and 100,000 shares (or such lesser number of shares as are properly tendered) of its Class B Common Stock, par value $.01 per share ("Class B Shares") (such shares are hereinafter collectively referred to as the "Shares"), of which 14,022,481 Class A Shares and 2,248,218 Class B Shares were outstanding as of September
30, 1999, at a price not in excess of $21.00 nor less than $18.50 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Option Exercise Form, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1), (a)(2) and (a)(4), respectively, and incorporated herein by reference. As of the date of this filing, the Class B Shares are not registered under the Securities Exchange Act of 1934, as amended. Officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, but none of them have advised the Company that they intend to do so. The Company has been advised that certain members of the Wyman and Hyde families who are parties to the cross purchase agreement described in Section 11 of the Offer to Purchase (including family members who serve as officers and directors of the Company), presently intend to sell to unrelated persons in independent market transactions an aggregate of approximately 411,000 Class A Shares, including shares subject to exercisable options held by them. The information set forth in "The Offer--Section 1, Number of Shares; Proration" and "The Offer-- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer--Section 1, Number of
Shares; Proration" and "The Offer--Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer--Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section
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10, Certain Information Concerning the Company,""The Offer--Section 11,
Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 9, Source and Amount of Funds" and "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth in Item 8, "Financial Statements and Supplementary," of the Company's Annual Report on Form 10-K for the year ended January 2, 1999, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, and the information set forth in Item 1, "Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer--Section 12, Effect of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.




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     (d)     Not applicable.

     (e) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Option Election Form is incorporated herein by reference.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Purchase, dated October 4, 1999.

        (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

        (3)  Overview of Questions and Answers.

        (4) (a) Form of Memorandum dated October 4, 1999, to holders of options for Class A Shares; (b) Instructions for Tender of Option Shares; and (c) Option Election Form.

        (5)  Form of Notice of Guaranteed Delivery.

        (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (8)  Text of Press Release issued by the Company, dated October 1, 1999.

        (9)  Form of Summary Advertisement, dated October 4, 1999.

        (10) Form of Letter to Shareholders of the Company, dated October 4, 1999, from Douglas W. Hyde, Chairman and Chief Executive Officer of the Company.

        (11) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.


     (b)     Commitment Letters dated September 22, 1999.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.


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     (g)(1)  The information set forth in Item 8, "Financial Statements and
             Supplementary," of the Company's Annual Report on Form 10-K for the year ended January 2, 1999.

     (2) The information set forth in Item 1, "Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended
             July 3, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                     OSHKOSH B'GOSH, INC.

                                     By: /s/ David L. Omachinski
                                        ---------------------------------------
                                     Name:   David L. Omachinski
                                     Title:  Vice President, Treasurer and Chief
                                             Financial Officer

October 4, 1999